AMENDMENT TO SUBADVISORY AGREEMENT
AMENDMENT made as of this 29th day of April, 2005 to the Subadvisory Agreement dated February 1, 1999, as amended (the “Agreement”), between John Hancock Investment Management Services, LLC (formerly, Manufacturer’s Securities Services, LLC), a Delaware limited partnership (the “Adviser”), and Templeton Investment Counsel, LLC (formerly Templeton Investment Counsel, Inc.) (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1. CHANGE IN APPENDIX A
     Appendix A to the Agreement is hereby amended to change the subadvisory fee for the International Value Trust as set forth in the revised Appendix A attached to this Amendment.
2. ADDITION OF NEW SECTION
          CONFIDENTIALITY OF TRUST PORTFOLIO HOLDINGS
          The Subadviser agrees to treat Trust portfolio holdings as confidential information, except as required by law, regulation or company bylaw, in accordance with the Trust’s “Policy Regarding Disclosure of Portfolio Holdings,” as such policy may be amended from time to time, and to prohibit its employees from trading on any such confidential information.
23. EFECTIVE DATE
          This Amendment shall become effective with respect to the International Value Trust on the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Trust and (ii) execution of the Amendment.
          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.
John Hancock Investment Management Services, LLC
By: John Hancock Life Insurance Company (U.S.A.), its managing member

By:	/s/James D. Gallagher
James D. Gallagher, Executive Vice President,
Secretary and General Counsel
Templeton Investment Counsel, LLC

By:	/s/Garyl Motyl
Gary Motyl, CFA
President, Chief Financial Oficer
Templeton Institutional Global Equities

APPENDIX A
          The Subadviser shall serve as investment subadviser for the following portfolios of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, the fee computed separately for each such Portfolio at an annual rate as follows (the “Subadviser Percentage Fee”):

		Between	Between
		$50,000,000	$200,000,000
	First	and	and	Excess over
Portfolio	$50,000,000	$200,000,000	$500,000,000	$500,000,000
International Small Cap Trust

Aggregate Assets
	Aggregate Assets	exceed$200 million
	are less than or	but are less than	Aggregate Assets
	equal to$200	or equal to $500	exceed $500
Portfolio	million*	million*	million*
International Value Trust

*	For purposes of determining Aggregate Assets, the following assets are included:
(1) assets in the International Value Trust,
(2) assets in the Global Equity Trust, a series of John Hancock Trust
          The Subadviser Percentage Fee for each Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of the Portfolio as determined in accordance with the Trust’s prospectus and statement of additional information as of the close of business on the previous business day on which the Trust was open for business.
          If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.